SEC

18000066

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ANNUAL AUDITED REPORT
FORM X-17A-5*
PART III

SEC FILE NUMBER
8-41879

Securities and Exchange

FEB 12 2018

RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 1101
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver D. Cromwell, President 212-972-8700 ext 2630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.
- ■ Independent Registered Public Accounting Firm.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW
RMS

OATH OR AFFIRMATION

I, Oliver D. Cromwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Président

Title

CHRISTINE ENIX ALEJO
Notary Public State of New York, No. 01AL6092525, Qualified in Bronx County
Certificate filed in New York County,
Commission Expires May 19, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report under Rule 15c3-3.
- ☐ (p) A review report on the Exemption Report under Rule 15c3-3.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ■ (q) Notes to the Financial Statements (confidential) / Notes to Statement of Financial Condition (public)

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bentley Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bentley Securities Corporation (the "Company") as of December 31, 2017, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1998.

February 8, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Bentley Securities Corporation

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 60,887
Prepaid expenses	8,993
Total Assets	$ 69,880
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 8,786
Total Liabilities	8,786
Stockholder's equity	
Common stock, $0.10 par value; 1,000 shares authorized, 300 shares issued and outstanding	30
Additional paid-in-capital	33,019
Retained earnings	28,045
Total Stockholder's Equity	61,094
Total Liabilities and Stockholder's Equity	$ 69,880

See notes to statement of financial condition

Bentley Securities Corporation

Notes to Statement of Financial Condition
December 31, 2017

1. Description of Business

Bentley Securities Corporation (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will, on a best efforts basis, assist issuers in making private placements of debt and equity securities to institutional investors and accredited investors only.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from these estimates.

Cash

The Company's cash consists of cash deposited at FDIC insured financial institutions. The Company considers all highly liquid investments with a maturity of less than ninety days at time of purchase to be cash equivalent.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual stockholder is liable for income taxes on the Company's taxable income. The Company is subject to state franchise taxes and local corporate income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local tax audits for periods prior to 2014.

Revenue Recognition

Fee income consists of retainer fees and success fees. Fee income from retainer fees are recorded periodically as earned, based on the terms of specific retainer agreements that the Company enters into. Fee income from success fees are recognized at the time a transaction is consummated within the terms of the specific agreements.

2. Summary of Significant Accounting Policies *(continued)*

Commissions Receivable and Consultant Fees Payable

The Company has an agreement with its consultants for the payment of commissions in connection with success and retainer fees. The consultants are due 90% of income earned. As of December 31, 2017 there are no balances open.

The Company and the consultants have agreed that commissions are due to the consultants upon receipt of such fees by the Company. The Company assesses the collectibility of commissions receivable to determine if an allowance for uncollectibe accounts is necessary

Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which date is February 8, 2018.

3. Net Capital Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $52,101, which was $47,101 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .17 to 1.

Bentley Securities Corporation

Statement of Financial Condition
(PUBLIC)

December 31, 2017

BENTLEY SECURITIES CORPORATION

(C.R.D. #25759)
250 Park Avenue, Suite 1101
New York, New York 10177

Tel: (212) 972-8700
Fax: (212) 972-1820

Oliver D. Cromwell
President

Direct:
212-763-0370

February 9, 2018

Sent Via Federal Express

SEC
Mail Processing
Section
FEB 12 2018
Washington DC
406

SEC Headquarters
Office of Filings & Information Services
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-8090; e-mail: help@sec.gov

Dear Sir/Madam:

Enclosed is a manually processed notarized set of the audited financial statements for Bentley Securities Corporation ("BSC") for the year ending December 31, 2017, which includes the:

- Report of Independent Registered Public Accounting Firm on Review of Exemption.

As in the past we've enclosed our Statement of Financial Condition as the only financial document we want revealed to the public, together with the required notarized facing page (X-17-A-5) to maintain certain confidentiality.

We confirmed your mailing address with Ms. Sandy Sadwin in your NYC office, (212) 336-1100. Please call me or my office manager, Tom Nonnon, if you have any follow up questions.

Sincerely,

Oliver D. Cromwell
President

cc: Tom Nonnon

Attachments:

A manually processed notarized set of the audited financial statements of BSC:

- SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2017 FINRA Filing-Confidential

BSC 2017 Financial Statements for public disclosure per Rule 17a-5 E 3 Annual Audit Filing

- SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2017 FINRA Filing-Public

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 2089246 (Please retain this number for further inquiries regarding this form)
Submitted By: ocromwell
Submitted Date: Sat Feb 10 13:44:14 EST 2018

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*

PKF O'Connor Davies LLP

PCAOB #*

127

Auditor Address - Street*

665 Fifth Avenue

City*

New York

State*

NY

Zip Code*

10022

Auditor Main Phone Number*

212-286-2600

Lead Audit Partner Name*

Peter F. Heuzey

Lead Audit Partner Direct Phone Number*

646-449-6313

Lead Audit Partner Email Address*

pheuzey@pkfod.com

FYE: 2017-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5 (d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5 (d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule

15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:*

2017 Audit Cover ltr-FINRA signed.pdf 426572 bytes

SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2017 FINRA Filing-Confidential.pdf 1387785 bytes

SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2017 FINRA Filing-Public.pdf 711939 bytes